UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE

Date: February 18, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

FY 2014 results



Stéphane Richard, Chairman and CEO

Ramon Fernandez, Deputy CEO, Chief Financial and Strategy Officer

February 17th, 2015

orange

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly with respect to customer relation when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets, its ability to capture growth opportunities in new markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange's action plans for human resources, and the success of Orange's other strategic, operational and financial initiatives, risks related to information and communications technology systems generally, in particular technical failures of networks, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and asset impairments. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission on April 30, 2014. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

1

FY 2014 highlights

Stéphane Richard

Chairman and CEO

2014 achievements

revenue	EBITDA*	EBITDA margin
€39.4bn	€12.2bn	30.9%
-2.5% yoy -1.6% ex reg yoy	-2.5% yoy	stable yoy

indirect opex savings	capex	net debt / EBITDA**
€503m	€5.6bn 14.3% of revenues	2.09x

yoy : comparison with the same period of the previous year
qoq : comparison with the previous quarter

* in this presentation, EBITDA stands for restated EBITDA unless otherwise specified, see slide 35 for EBITDA restatements
** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 for £336m from the administration of Phones 4u)

stabilized EBITDA margin



30.9%
as % of revenues
= stable yoy

2014
EBITDA
between €12.0bn - €12.5bn
stable EBITDA margin

€12.2bn

balance sheet strength preserved

2014
net debt / EBITDA*
closer to

2x


2.17x
2.37x
2.09x
2012
2013
2014

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 for £336m from the administration of Phones 4u)

dividend policy adapted to cash generation

€0.20

interim paid on December 9th, 2014
balance of €0.40* to be paid in June

2014
dividend

€0.60

* subject to the Annual General Meeting of Shareholders approval; ex-date June 8th, record date June 9th, payment date June 10th

portfolio review focused on existing footprint, while respecting leverage ratio guidance

selective portfolio review



JAZZTEL



EE



Orange Uganda

Jazztel and EE deals under regulatory review

4 levers

strong commercial focus

growing investments in mobile and fixed VHBB

ongoing costs reduction

strong employee engagement

sustained commercial performance across the Group

4G

	coverage (in % of pop.)	customers (in millions)	
France	74%	3.7m	+1.0m in Q4 14
Spain	70%	2.3m	+0.5m in Q414
Poland	61%	0.6m	x2 in Q4 14
Belgium	88%	0.5m	+0.1m in Q4 14
Romania	62%	0.4m	x2 in Q4 14

FTTH

	homes connectable	customers (in thousand)	
France	3.6m	563k	+82k in Q4 14
Spain	0.8m	53k	x2 in Q4 14
Slovakia	0.3m	62k	

Africa & Middle East

97.5m mobile customers — +4.4m in Q4 14

12.6m Orange Money customers — +0.6m in Q4 14

Enterprise

+16% cloud services
2014 revenue growth

+27% security services
2014 revenue growth

increased CAPEX on 4G and FTTH to support future growth



CAPEX
CAPEX by technology
(in €m)
4G
2G/3G AMEA
FTTH VDSL
2013
286
315
311
2014
408
375
436
+122
+60
+125
-235
4G
2G/3G in AMEA
FTTH VDSL
rationalization & phasing out
13.7%
as % of revenues
14.3%
as % of revenues
€5,563m
2013 cb
+1.3%
€5,636m
2014

accelerating the modernization of the company to mitigate revenue pressure

OPEX

larger share of indirect costs decrease

(opex savings in €m)


indirect costs
direct costs
369
-462
-93
-346
-583
-929
-503
-204
-707
2012
2013
2014

revenue decline offset by opex savings

(opex savings in % of revenue decline)


Group
France
8%
48%
69%
23%
57%
82%
2012
2013
2014

strong employee engagement facilitating the modernization of the company

high level of French employee satisfaction


79%
84%
88%
90%
92%
92%
92%
Jun-10
Jun-11
Jun-12
Jun-13
Dec-13
Jun-14
Dec-14

% of Orange employees who declared that their working environment was at least as good as in other companies

top employer awards received in 2014

France
Spain
Poland
UK (OBS)
Belgium
Romania
Slovakia
Moldavia
Armenia

Senegal
Ivory Coast
Uganda
Mali
Egypt (OBS)

India (OBS)

2

2014 results overview

Ramon Fernandez

Deputy CEO, Chief Financial and Strategy Officer

better revenue trend in Europe & strong growth in Africa and the Middle-East

2014 revenue	Q4 2014	FY 2014
€39.4bn	-0.6% yoy cb	-2.5% yoy cb
	-0.0% ex. reg.	-1.6% ex. reg.

by activity

2014		yoy Q4'14	yoy FY'14
€7.9bn	enterprise & others	+0.9%	-1.2%
€12.9bn	fixed services	-0.3%	-0.7%
€1.5bn	mobile equipment sales	+16.0%	+16.9%
€17.1bn	mobile services	-3.3%	-5.8%

by segment

(in €m, yoy growth in %)



IC&SS
1,814
Enterprise
6,299
France
19,304
Africa & Middle-East
4,283
rest of Europe
2,900
Poland
2,918
Spain
3,876



France
-1.8%
Q1 Q2 Q3 Q4
Spain
-1.2%
Q1 Q2 Q3 Q4
Poland
-0.8%
Q1 Q2 Q3 Q4
rest of Europe
-6.7%
Q1 Q2 Q3 Q4
Africa & Middle-East
7.6%
Q1 Q2 Q3 Q4
Enterprise
-2.2%
Q1 Q2 Q3 Q4

better revenue trend and cost savings supporting EBITDA margin stabilization

EBITDA down -€317m vs. -€1,021m in 2013

2014 EBITDA	Q4 2014	FY 2014
€12.2bn 30.9% of rev.	-0.7% yoy cb	-2.5% yoy cb
	stable margin	

EBITDA evolution

(in €m)



-1.024
+503
+204
revenues
indirect costs
direct costs
€12,507m
-2.5%
€12,190m
2013 cb
2014

Group average FTE* down -3.8% yoy



2013
2014
91.9k
-3.7%
59.7k
-3.9%
France
international

quarterly opex savings
(yoy in €m)



indirect costs
direct costs
-114
-152
-266
-99
-146
-245
-119
-30
-149
123
-170
-47
Q1'14
Q2'14
Q3'14
Q4'14

* Full Time Equivalent

net income

net income mainly reflecting the decline in reported EBITDA

in €m	FY 2013 historical	FY 2013 cb	2014 actual	
EBITDA restated	12,649	12,507	12,190	
restatements*	-414	-487	-1,077	①
EBITDA reported	12,235	12,020	11,112	
depreciation & amortization	-6,052	-5,974	-6,038	②
impairment of goodwill & assets	-636	-601	-288	③
share of profit (losses) of associates	-214	-231	-215	③
operating income	5,333	5,214	4,571	
financial result	-1,750		-1,638	④
tax	-1,405		-1,573	⑤
net income from continuing activities	2,178		1,360	
net income from discontinued activities	-45		-135	⑥
net income from consolidated Group	2,133		1,225	
minority interests	260		300	
net income Group share	1,873		925	

① mainly reflecting already disclosed and other litigations for €432m, revised assumptions for the TPS** for €305m, real estate restructuring for €314m in France, and the cost of employees share plan for €72m

② increase in depreciation reflecting VHHB strategy

③ impairment for Belgium (€229m) and Iraq (€178m)

④ lower financial interests reflecting outstanding debt decrease

⑤ higher taxes linked to Orange Dominicana disposal and impairment of deferred tax assets in Spain, partially offset by a decrease of taxes in France.

⑥ EE classified as discontinued operations; results impacted by Phones 4u administration impact

* see details on slide 35
** Senior Part-Time plan

continued net debt reduction in 2014, accelerated by the issuance of hybrids

net debt evolution
in €bn



€-4.6bn
€-1.8bn
30.7
-6.6
1.4
0.8
0.9
1.8
0.3
0.4
0.3
-1.0
-0.1
28.9
-5.7
o/w -3.0 Jazztel
2.9
26.1
spectrum & licences paid
net financial expenses paid
income taxes paid
change in working capital & other operational items
restructuring and litigation
dividends to minority interests
dividends to ORA shareholders
acquisitions and disposals
other financial items
net debt end 2013
restated EBITDA-CAPEX
net debt end 2014 excl. hybrid bonds and Jazztel financing
hybrid bond issuances
escrow in the context of the acquisition of Jazztel
net debt end 2014

net debt / EBITDA * ratio

2.37x	2.09x

as of December 31st, 2014

strong liquidity position does not include an additional €2.9bn escrow deposit in the context of the acquisition of Jazztel	€13.2bn
av. weighted cost of debt in bonds	4.82%
average maturity**	10 years

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 from the administration of Phones 4u impact of £336m for 100%)
** excluding TDIRA

3 business review

Ramon Fernandez

Deputy CEO, Chief Financial and Strategy Officer

Q4 2014 France financials
virtuous mix of slowing down revenue decrease and sustained cost reduction

in €m	Q4 14	change yoy cb	FY 14	change yoy cb
revenues	4,865	-1.8%	19,304	-3.5%
excl. regulation		-1.5%		-3.2%
mobile services	1,873	-5.4%	7,675	-8.1%
mobile equipment	230	+24.7%	601	+11.6%
fixed services	2,631	-0.9%	10,535	-0.7%
other revenues	131	-1.8%	494	-2.9%
EBITDA			6,991	-1.8%
EBITDA margin			36.2%	+0.6pt

better mobile revenues trend confirmed in Q4
- customer base mix continued to improve supported by 4G/4G+ network coverage
- improved customer loyalty with the lowest contract churn rate since 2010 (14.8%)
- European roaming tariffs cut negatively impacted revenues and EBITDA
- mobile equipment revenues growth in Q4 supported by iPhone6 success

fixed services benefiting from VHBB dynamism
- growing BB customer base (+2.4% yoy) supported by FTTH (+76% yoy)
- convergent offers success continued, negatively impacting BB ARPU (-1.4% yoy)
- wholesale increase due to volume effect of unbundled lines and fiber growth
- 1.3m PSTN lines lost (-12.5% yoy) vs. 1.6m in FY13

EBITDA margin progressing in H214 with smart commercial costs allocation supporting high end contracts sales

revenues evolution breakdown (in €m)



4,951
-14
-89
+46
-91
+5
+58
4,865
fixed services
-1.0% ex reg
-4.5% ex reg
Q4 13 cb
regulatory impacts
mobile service
mobile eq. sales
narrowband
BB
wholesale
Q4 14



€3m
€20m
€27m
€8m
B2C accesses (ULL)
B2B accesses & backbone
VHBB (FTTH & PPP)
other



revenue loss offset by cost decrease
75%
97%
indirect cost savings
direct cost savings
+€224m
+€123m
+€240m
-€9m
H1'14
H2'14

Q4 2014 France mobile KPIs
improved customer mix driven by 4G

strong mobile contract momentum



contract net adds (excl. M2M & excl. multi-SIM)
contract churn rate
19.4%
19.0%
18.5%
17.6%
16.3%
15.5%
15.2%
14.8%
-129
+77
+203
+228
+19
+30
+188
+251
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14

yoy

+23 pts
89% of customers repriced on post April 2013 tariff plan

+3.5 pts
61% of consumer voice contract are on premium** offers

+7.8 pts
41% of consumer voice contract are on Open offers

+10.0 pts
35% of consumer voice contract are on SIM-only offers



4G
customers in millions
0.1
0.3
1.0
1.4
2.0
2.7
3.7
Q213
Q313
Q413
Q114
Q214
Q314
Q414

6,922 4G activated sites

74% coverage in % of pop.

17 towns covered with **4G+**

* and others (satellite…) ** Origami & Open

Q4 2014 France fixed KPIs
leadership in BB conquest share driven by FTTH

FTTH fuelling BB customer base growth
BB net adds (in '000s) and conquest share (in %)



FTTH net adds
ADSL* net adds
BB conquest share***
15.0%
27.4%
27.2%
22.3%
10.6%
19.6%
32.6%
34.8%
+41
+30
+11
+41
+33
+8
+71
+34
+36
+62
+45
+17
+31
+47
-16
+35
+50
-15
+85
+65
+20
+95
+82
+13
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14

◀ 50% of FTTH net adds are new customers

10.354m broadband customers — +2.4% yoy

FTTH ▶ 563k customers — +76.5% yoy

+8.5 pts yoy
45% of BB customers have a 4P offer

+6 pts yoy
35% of BB customers are on premium** offers

3.642m FTTH homes connectable — +41.5% yoy

* and others (satellite…) ** Play and Jet *** Orange estimate

Q4 2014 Spain

improving revenue trend driven by solid growth in customer base

in €m	Q4 14	change yoy cb	FY 14	change yoy cb
revenues	979	-1.2%	3,876	-4.4%
excl. regulation		-0.5%		-1.8%
mobile services	597	-8.3%	2,447	-13.9%
mobile equipment	137	+11.7%	489	+38.2%
fixed services	244	+13.2%	933	+10.8%
other revenues	1	-36.2%	7	-49.8%
EBITDA			958	-7.8%
EBITDA margin			24.7%	-0.9pt

improving revenue trend: -1,2% yoy in Q4 after -6,1% in Q3

- mobile service revenues -8.3% in Q4 vs. -11.8% in Q3 with customer base repositioning almost completed
- good quarterly performance in handset sales
- double digit growth in fixed broadband (+16.3% yoy)

sustained commercial momentum

- mobile contract customer base growth (+5.1% yoy) driven by 4G leadership
- FBB customer base growth (+16.1% yoy) with maintained leadership in net adds (72k in Q4)

4G customers in millions



0.5
1.0
1.3
1.8
2.3
Q413
Q114
Q214
Q314
Q414

4.299 4G activated sites

70% coverage in % of pop.

1.965m broadband customers — +3.8% qoq

FTTH ▸ 53k customers — x2 qoq

yoy

86% of mobile B2C contract customers on SIMO — +38 pts

79% of fixed broadband customers on convergent offers — +12 pts

Q4 2014 Poland

Q4 revenues ex. reg. almost flat yoy; stabilized full year EBITDA margin

in €m	Q4 14	change yoy cb	FY 14	change yoy cb
revenues	733	-0.8%	2,918	-4.5%
excl. regulation		-0.1%		-2.5%
mobile services	331	-5.3%	1,365	-6.5%
mobile equipment	35	+259.9%	102	+186.9%
fixed services	318	-10.0%	1,319	-8.9%
other revenues	49	+88.5%	132	+17.7%
EBITDA			921	-4.5%
EBITDA margin			31.6%	0.0pt

- solid customer uptake in mobile, convergent and VHBB offers
  - postpaid mobile base up 6.3% yoy with +146k 4Q net adds
  - Open convergent base up 88% yoy with +59k 4Q net adds
  - fixed broadband ARPU stable QoQ, with VHBB net adds (+33k qoq) increasingly compensating ongoing pressure in ADSL/CDMA (-62k qoq); VHBB base (+150% yoy) now reaching 8% of total xDSL base
- improving trend in mobile service revenues, supported by better B2C performance and instalment sales, offsetting price pressure in B2B
- 2014 cost savings up 38% yoy
  - 2014 restructuring target of 1.5k FTE* achieved
  - nearly 60% of savings from non-labour areas

convergence: continuous momentum in open customers
in '000s and in % of fixed broadband base



12%
15%
18%
21%
24%
286
352
418
480
539
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14

mobile: solid postpaid net additions
in '000s



total net adds
postpaid net adds
199
169
70
139
66
99
130
74
38
146
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14

headcount
FTE* end of period
in'000s



-7.3%
19.9
18.4
Q4 13 cb
Q4 14

* Full Time Equivalent

Q4 2014 Rest of the World

ongoing growth in Africa & Middle-East and better revenue trend in Europe driving revenue and Ebitda progression

in €m	Q4 14	change yoy cb	FY 14	change yoy cb
revenues	1,905	+1.7%	7,374	+0.1%
excl. regulation		+3.8%		+2.0%
Africa & Middle East	1,141	+7.6%	4,283	+7.1%
European countries	740	-6.7%	2,900	-8.8%
other countries	32	+26.0%	213	+3.3%
EBITDA			2,326	+0.6%
EBITDA margin			31.5%	+0.2pt

Africa and Middle-East
- +11.9% yoy mobile customer base (+10.4m yoy), driving Q4 mobile data revenues +44% yoy
- 12.6m Orange Money customers (+51% yoy)
- 7 out of 13 countries with double-digit revenue growth

European countries
- fourth quarter in a row of improving trend in revenues ex. reg.
- 4Q consumer postpaid net adds at +152k, o/w Romania +78k, Slovakia +23k, Moldova +27k, improving overall 52% yoy
- B2B net adds largely unchanged

key contributors to revenue growth

Q4 yoy revenue growth in €m and %



Africa & Middle East
+80
+7.6%
Guinea
+14
+34.3%
Egypt
+11
+3.7%
Mali
+10
+10.1%
Ivory Coast
+18
+10.4%
Other
+27
+6.3%



Romania
+4.5%
-4.6%
Belgium
-10.2%
-11.6%
Slovakia
1.6%
-0.7%
Moldova
+8.4%
+5.8%
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
excl reg
yoy

Q4 2014 Enterprise

well positioned in a transforming market, with IT & integration services growing while legacy activities still under pressure

in €m	Q4 14	change yoy cb	FY 14	change yoy cb
revenues	1,635	-2.2%	6,299	-2.3%
voice	398	-6.5%	1,613	-7.2%
data	735	-2.9%	2,900	-3.6%
IT & integration services	502	+2.6%	1,786	+4.9%
EBITDA			990	-5.3%
EBITDA margin			15.7%	-0.5pt

- voice revenue decrease slowed down in Q4 thanks to resilient volumes. However, migrations towards VoIP solutions maintained pressure on top line
- data services slightly increased in volume with less price pressure on IPVPN than last year
- IT & integration services growth supported by security and cloud products, and further boosted by acquisitions
- EBITDA margin at 15.7% with revenue decline mostly offset by cost reduction especially in SG&A, and positive impact from active portfolio management

voice services

yoy access growth in France



XoIP
PSTN
+7.3%
+9.5%
+10.2%
+21.2%*
-7.7%
-7.4%
-6.4%
-5.8%
Q1 14
Q2 14
Q3 14
Q4 14

data services

IPVPN accesses in France in thousand



+0.4%
292
294
Q4 13
Q4 14

IT services (cloud and security)

Q4 2014 yoy revenue growth



+11%
+37%
Cloud
Security

*+21.2% growth mainly due to a contract extension signed in Q4

EE: FY adj. EBITDA* margin improving 0.8 ppt to 25.1%; 7.7m 4G subs, with 2m 4G net additions in Q4

Q4 operating revenue –1.0% ex. regulation, £m



-1.8%
-1.0%
1,555
-13
1,542
+12
-35
+8
1,527
Q4/13
regulation
Q4/13 ex regulation
postpaid
prepaid
fixed & w'sale
Q4/14

continued postpaid growth[1]



postpaid mobile
M2M
345k
201k
233k
166k
283k
216k
229k
181k
271k
194k
214k
123k
240k
165k
178k
119k
192k
144k[2]
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14
Q4/14

[1] excluding MVNOs [2] including 71k from Life Mobile

FY adj EBITDA* margin improved to 25.1%, £'m



1.0%
1,574
24.3%
-8
-25
+48
1,589
25.1%
FY/13
regulation
commercial costs & trading
indirect costs
FY/14

network site decommissioning 2K sites switched-off in 2014



1,390
2,659
4,874
6,010
7,314
7,865
H1/12
H2/12
H1/13
H2/13
H1/14
H2/14

* adjusted EBITDA is EBITDA before management and brand fees, one-offs and restructuring costs

4

2015 guidance

Stéphane Richard

Chairman and CEO

2015 guidance

2015 Restated EBITDA
€11.9bn - €12.1bn

net debt / EBITDA*
around 2x in the medium term

2015 dividend
€0.60

interim payment
€0.20 in December 2015

selective M&A policy, focus on existing footprint

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

investor event on March 17th

appendices

Q4 14

revenue €10.0bn -0.6% yoy -0.0% ex reg yoy	EBITDA €2.8bn -0.7% yoy	EBITDA margin 27.9% stable yoy
€170m indirect opex savings	CAPEX €1.8bn	ongoing strong commercial performance

revenues evolution


Group (yoy evolution)
organic
ex reg
-1.8%
-2.5%
-2.4%
-3.8%
-3.0%
-2.3%
-1.4%
0.0%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14


France
-1.5%
-1.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Spain
-0.5%
-1.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Poland
-0.1%
-0.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Rest of Europe
-2.3%
-6.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Africa & the Middle-East
+7.9%
+7.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Enterprise
-2.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

details on revenues

in €m	Q4 14 actual	Q4 14 % yoy cb	Q4 14 % yoy cb excl.reg	FY 14 actual	FY 14 % yoy cb	FY 14 % yoy cb excl.reg
Group revenue	10,049	-0.6%	-0.0%	39,445	-2.5%	-1.6%
France	4,865	-1.8%	-1.5%	19,304	-3.5%	-3.2%
mobile services	1,873	-5.4%		7,675	-8.1%	
handset sales	230	24.7%		601	11.6%	
fixed services	2,631	-0.9%		10,535	-0.7%	
other	131	-1.8%		494	-2.9%	
Spain	979	-1.2%	-0.5%	3,876	-4.4%	-1.8%
mobile services	597	-8.3%		2,447	-13.9%	
handset sales	137	11.7%		489	38.2%	
fixed services	244	13.2%		933	10.8%	
other	1	-36.2%		7	-49.8%	
Poland	733	-0.8%	-0.1%	2,918	-4.5%	-2.5%
mobile services	331	-5.3%		1,365	-6.5%	
handset sales	35	259.9%		102	186.9%	
fixed services	318	-10.0%		1,319	-8.9%	
other	49	88.5%		132	17.7%	
RoW	1,905	1.7%	3.8%	7,374	0.1%	2.0%
European countries	740	-6.7%		2,900	-8.8%	
Africa & Middle-East	1,141	7.6%		4,283	7.1%	
other	32	26.0%		213	3.3%	
Enterprise	1,635	-2.2%	-2.2%	6,299	-2.3%	-2.3%
IC&SS	474	7.4%	7.4%	1,814	2.5%	2.5%
eliminations	-543			-2,140		

EBITDA restatements

in €m	FY 13 cb	FY 14 actual	
EBITDA restated	12,507	12,190	
restructuring	-299	-438	①
litigations	-33	-432	②
labour related	-155	-565	
o\w Senior Part Time	-155	-493	③
o\w ESOP Cap Orange	-	-72	④
other		357	
o\w disposal of Wirtualna Polska		71	
o\w disposal of Orange Dominicana		280	
EBITDA reported	12,020	11,112	

① mainly related to real estate restructuring in France (IC&SS) and to departure plans for Enterprise in US and Europe

② related to the settlement of litigations both in France and at the Group level

③ provision mainly increased to reflect revised assumptions, including increased success rate and mix of plans

④ cost for employee share plan

continued deleveraging and high liquidity combined with a smooth repayment profile

bonds*/bank loans/leases repayments end of 2014

in €bn



bonds
bank loans & others
2.7
2.5
3.1
3.3
3.6
15.7
2.4
1.9
2.6
2.9
3.2
14.9
2015
2016
2017
2018
2019
>2020

- high liquidity position of €13.2bn as of December 31st, 2014 including €6.9bn in net cash. In addition, €2.9bn have been put in escrow in the context of Jazztel tender offer
- issuances in 2014 at attractive conditions: USD1.6bn notes with maturities up to 30 years issued in February
- hybrid bonds for €2.8bn in January and €3,0bn in September provide further balance sheet robustness while lowering cost of resources
- proactive and opportunistic policy, with €0,8bn early repurchase of bonds maturing in 2015 and 2016

debt structure

Moody's / S&P / Fitch ratings	Baa1 stab / BBB+ neg / BBB+ neg
% of gross debt with fixed rate	90%
% of bond debt in € (after derivatives)	94%
% of gross debt in bonds	88%
Av. weighted cost of debt in bonds**	
- end 2014	4.82%
- end 2013	4.83%
- end 2012	5.25%

*excluding TDIRA **source Bloomberg

average maturity* and net debt evolution



47.8
42.0
38.0
35.9
32.5
31.8
30.9
30.5
30.7
26.1
6
7
7
8
7
9
9
9
9
10
05
06
07
08
09
10
11
12
13
14
average maturity of net debt, in years
net debt end of year, in €bn